[COUNTRY Investors Letterhead]
April 23, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:	Post-Effective Amendment No. 12 To the Form N-6 Registration Statement For COUNTRY Investors Variable Life Account File Numbers 333-106757 and 811-21394
Dear Commissioners:
COUNTRY Investors Life Assurance Company (the “Company”), on its own behalf and on behalf of COUNTRY Investors Variable Life Account (the “Account”), provides this letter to the Securities and Exchange Commission (the “Commission”) in response to one of the comments provided by the Commission staff on March 26, 2010, to counsel for the Company with respect to Post-Effective Amendment No. 11 to the Account’s registration statement.
The Company acknowledges that:
•	Commission staff comments or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filing;

•	the Company, on behalf of the Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	the Company, on behalf of the Account, may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or further comments, please call the undersigned at (309) 557-2017 or Thomas E. Bisset at 202.383.0118.
Very truly yours,

/s/ James M. Jacobs James M. Jacobs
General Counsel, Secretary and Chief Legal Officer COUNTRY Investors Life Assurance Company
cc: Thomas E. Bisset

[SUTHERLAND ASBILL & BRENNAN LLP]
THOMAS E. BISSET
DIRECT LINE: (202) 383-0118
Email: thomas.bisset@sutherland.com
April 28, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Post-Effective Amendment No. 12 to the Form N-6 Registration Statement for COUNTRY Investors Variable Life Account (File Nos. 333-106757 and 811-21394)
Commissioners:
     On behalf of COUNTRY Investors Life Assurance Company (the “Company”) and COUNTRY Investors Variable Life Account (the “Account”), we have attached for filing Post-Effective Amendment No. 12 (the “Amendment”) to the Account’s registration statement on Form N-6 for certain flexible premium variable life insurance policies (the “Policies”).
     The Amendment is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 primarily for purposes of responding to comments received from the staff of the Securities and Exchange Commission (the “SEC staff”) on Post-Effective Amendment No. 11 to the Account’s registration statement, updating certain financial information and making routine and clarifying changes. As counsel who reviewed the Amendment, we represent that the Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b).
     This letter contains the Company’s responses to the SEC staff comments. The following paragraphs provide the Company’s response to the oral comments received from Ms. Alison White of the SEC staff on March 26, 2010 to counsel for the Company. For the SEC staff’s convenience, each of the staff’s comments is set forth in full below, and then the response follows. The page number references to the prospectus pertain to the first prospectus appearing in the Amendment, however, the SEC staff comments and the responses apply to corresponding sections in the second prospectus as well.
1.	Comment: Asset Allocation Program (prospectus, pages 30 through 33)

A. Disclose how far in advance and by what means Policyowners would be notified of changes to the asset allocation model portfolios.

Response: The Company will provide at least 30 days advance Written Notice to Policyowners of changes to the asset allocation model portfolios. Appropriate disclosure to that effect has been added to the “Asset Allocation Program - Changes to Asset Allocation Model Portfolios” section of the prospectus.

2.	Comment: Exhibits (Part C)

Please file the actual rather than the form of agreement for the distribution agreement and for the participation agreement relating to DWS Variable Series I and DWS Variable Series II.

Response: The Company has complied with the SEC staff comment.

3.	Comment: Tandy Representations

Please provide the SEC staff with “Tandy Representations” in a separate letter filed as correspondence to the next post-effective amendment to the Account’s registration statement that will be filed in April 2010.

Response: The Company has provided the “Tandy” representations requested by the SEC staff in a separate letter filed as correspondence to the Amendment.
*  *  *
     We believe that the Amendment is complete and responds to all SEC staff comments. If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at (202) 383-0118. We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Thomas E. Bisset Thomas E. Bisset
Enclosures

cc:	Alison White Virginia Eves Ryan Olson Lillie Peshel